Exhibit 12.1

OLD REPUBLIC INTERNATIONAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	June 30,	Years Ended December 31,
ACTUAL	2016	2015	2014	2013	2012	2011
EARNINGS AVAILABLE FOR FIXED CHARGES:
Income (loss) from continuing operations before income taxes (credits)	331,169	631,823	609,485	672,952	(128,572)	(236,707)
Adjustment - income from equity investees	(433)	(1,431)	(2,968)	(5,643)	(9,199)	(1,293)
Adjustment - distributed income of equity investees	367	441	411	708	500	523
Fixed charges:
Interest expense	21,609	42,936	28,365	23,197	34,674	51,130

	352,712	673,769	635,293	691,214	(102,597)	(186,347)

FIXED CHARGES:
Interest expensed and capitalized	21,609	42,936	28,365	23,197	34,674	51,130

	21,609	42,936	28,365	23,197	34,674	51,130
RATIO OF EARNINGS TO FIXED CHARGES	16.32	15.69	22.40	29.80	NM	NM

DEFICIENCY	N/A	N/A	N/A	N/A	137,271	237,477